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                                                                   EXHIBIT 99(D)



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                    [LOGO]                                        [LOGO]
              The Upjohn Company                           Pharmacia Aktiebolag
              7000 Portage Road                            Frosundaviks Alle 15
          Kalamazoo, Michigan 49001                      17197 Stockholm, Sweden
                (616) 323-4000                                46-8-624-5000
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September 18, 1995



Dear Stockholders:



     We are pleased to report that the Boards of The Upjohn Company and Pharmacia Aktiebolag have agreed to a "merger of equals" that will create a new, global pharmaceutical company named Pharmacia & Upjohn, Inc. By combining complementary strengths, the new entity will be one of the largest and most advanced pharmaceutical companies in the world. It will have the critical mass of products and expertise in a number of major therapeutic areas and the manufacturing and marketing infrastructure and financial strength to maintain a leading presence in each of the world's major markets.



     The new company will have several distinct competitive advantages as the worldwide pharmaceutical industry continues to consolidate. These advantages include:



     - greatly enhanced global market presence, being a truly worldwide company;



     - significant breadth and depth in product portfolio and critical mass in research and development;



     - leading expertise in major therapeutic areas, supported by an research and development budget of $1.1 billion; and



     - a strong balance sheet and the financial flexibility to take advantage of new business opportunities.



     Reflecting its global scope, Pharmacia & Upjohn, Inc.'s corporate management will be located in London, with operational headquarters in Kalamazoo, Stockholm/Uppsala and Milan. Pharmacia & Upjohn, Inc. will be incorporated under Delaware law and its shares are expected to be listed initially on the New York Stock Exchange and Stockholm Stock Exchange and, at a later date, on the London Stock Exchange.



     The transaction is subject to approval by a majority of Upjohn shareholders, the acceptance of the exchange offer by the holders of more than 90% of the Pharmacia shares and various regulatory approvals in both the U.S. and Europe. The transaction is described in detail in the enclosed document.



     The Boards of both companies have unanimously approved the combination, and we urge you to vote for adoption of the Combination Agreement or to accept the Pharmacia exchange offer, as the case may be. We believe the combination represents the best way to enhance the value of your investment, and we invite you to join in this exciting enterprise.


Very truly yours,



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           JOHN L. ZABRISKIE, PH.D.                             JAN EKBERG
       Chairman of the Board and Chief                President and Chief Executive
         Executive Officer of Upjohn                      Officer of Pharmacia.
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